SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                               NAVARRE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    639208107
                                 (CUSIP Number)


Check the appropriate box to designate the rule to which this schedule is filed:
         ( )      Rule 13d-1(b)
         ( )      Rule 13d-1(c)
         (x)      Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

CUSIP NO.  639208107          13G/A                            Page 2 of 4 Pages


1        NAME OF REPORTING PERSON:                            Eric H. Paulson
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####




2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)
         (b)      X

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION                     Minnesota, USA



NUMBER OF         5        SOLE VOTING POWER         2,530,558
SHARES
BENEFICIALLY      6        SHARED VOTING POWER       None
OWNED BY
EACH              7        SOLE DISPOSITIVE POWER    2,530,558
REPORTING
PERSON            8        SHARED DISPOSITIVE POWER  None
WITH:


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,530,558

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*

         (  )

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.1%

12       TYPE OF REPORTING PERSON*

         IN

Item 4.     Ownership                                    Page 3 of 4 Pages


            At December 31, 2000, Mr. Paulson beneficially owned the following shares of Navarre Corporation:

            (a)      Amount Beneficially Owned:                  2,530,558

            (b)      Percent of Class:                               10.1%

            (c) Of the shares beneficially owned by the Reporting Person, he has the power to vote or dispose of the shares as follows:

                     (i)   Sole power to vote or to direct
                           the vote:                                   2,530,558

                     (ii)  Shared power to vote or to direct
                           the vote:                                        None

                     (iii) Sole power to dispose or to direct
                           the disposition of:                         2,530,558

                     (iv)  Shared power to dispose or to direct the
                           disposition of:                                  None


                     Of the shares listed above as beneficially owned, 2,340,558 shares are directly owned by Mr. Paulson and 190,000 shares are deemed owned pursuant to options exercisable within 60 days of December 31, 2000.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                               Page 4 of 4 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:   February 13, 2001




                                                   /s/ Eric H. Paulson
                                                   -------------------
                                                   /s/ Eric H. Paulson